SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934


                               THEGLOBE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                FEBRUARY 2, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                               PAGE 2 OF 10
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS        Dancing Bear  Investments,  Inc.

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     |_|
                                                                     (b)     |X|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              WC
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Florida
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 11,994,313 (1)
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              -0-
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            11,994,313 (1)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  11,994,313 (1)
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          21.5%
------------ -------------------------------------------------------------------

    15       TYPE OF REPORTING PERSON*                                     CO
------------ -------------------------------------------------------------------

(1) Represents (i) 5,523,588 shares of common stock of the Issuer and (ii) warrants to acquire 6,470,725 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 3 OF 10
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS          E&C Capital Partners, LLLP

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     |_|
                                                                     (b)     |X|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              WC
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Florida
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 33,333,316 (1)
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              -0-
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            33,333,316 (1)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  33,333,316 (1)
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          40.3%
------------ -------------------------------------------------------------------

    15       TYPE OF REPORTING PERSON*                                     PN
------------ -------------------------------------------------------------------

(1) Represents (i) 333,333 shares of Series F Convertible Preferred Stock of the Issuer, which is convertible at any time into 16,666,650 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, (ii) warrants to acquire 7,222,222 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (iii) a $750,000 Convertible Note, which is convertible at any time into approximately 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 4 OF 10
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS          Michael S. Egan

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     |_|
                                                                     (b)     |X|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  4,382,724 (1)
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 57,628,527 (2)
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              4,382,724 (1)
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            57,628,527 (2)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  62,011,251 (3)
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          58.9%
------------ -------------------------------------------------------------------

    15       TYPE OF REPORTING PERSON*                                     IN
------------ -------------------------------------------------------------------

(1)(2)(3) Please see the next page

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 5 OF 10
--------------------------------------------------------------------------------


(1) Represents (i) 3,838,269 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, (ii) 530,455 shares of common stock owned directly by Mr. Egan and (iii) 14,000 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership.

(2) Represents (i) 5,523,588 shares of common stock owned by Dancing Bear Investments, Inc., (ii) warrants to acquire 6,470,725 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Dancing Bear Investments, Inc., (iii) 333,333 shares of Series F Convertible Preferred Stock, which is convertible at any time into approximately 16,666,650 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (iv) warrants to acquire 7,222,222 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (v) a $750,000 Convertible Note, which is convertible at any time into 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, owned by E&C Capital Partners, LLLP, (vi) an aggregate of $1,000,000 in Convertible Notes, which are convertible at any time into 10,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, which are owned by certain trusts of which Mr. Egan is the trustee,
(vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; (viii) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants by the entirety; and (ix) a $2,000,000 Convertible Note, which is convertible at any time into 2,040,816 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, owed by Mr. Egan and his spouse as tenants by the entirety. As to the shares identified in clauses (viii) and
(ix) above, Mr. Egan shares such beneficial ownership with his spouse.

(3) Represents the sum of the items enumerated in footnotes (1) and (2) above.

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 6 OF 10
--------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D/A-2 is filed on a joint basis pursuant to Rule 13d-1(k) by Dancing Bear Investments, Inc., a Florida corporation ("DBI"), E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C") and Michael S. Egan ("Mr. Egan" and collectively with DBI and E&C, the "Reporting Person"). This Amendment also removes the following trusts as joint filers: The Michael S. Egan Grantor Retained Annuity Trust F/B/O of each of Sarah Egan Mooney, Eliza Shenners Egan, Catherine Lewis Egan, Teague Michael Thomas Egan and Riley Martin Michael Egan (each a "Trust" and collectively, the "Trusts"). The holdings of these Trusts, for which Mr. Egan serves as Trustee, are including in the reported holdings of Mr. Egan, but none of the Trusts, as a result of an increase in the number of shares of Common Stock of the Issuer from the date of the filing of the Schedule 13D/A-1, now beneficially owns five percent or more of the outstanding Common Stock of the Issuer, nor do the Trusts have any agreements, arrangements or understandings with any of the Reporting Persons as to the voting or disposition of their shares. The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in both DBI and E&C.

(d)-(e) During the last five years, neither DBI, E&C nor Mr. Egan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Egan is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends the original Schedule 13D dated March 28, 2003 filed by DBI, E&C and Mr. Egan, as amended on June 4, 2003. This Amendment gives effect to the closing of an investment into the Convertible Notes and warrants of the Issuer by Mr. Egan and his spouse as tenants by the entirety on February 2, 2004 (the "Convertible Note Investment"). Mr. Egan used personal funds in order to make the Convertible Note Investment.

ITEM 4.           PURPOSE OF TRANSACTION

The Convertible Note Investment was completed for investment purposes.

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 7 OF 10
--------------------------------------------------------------------------------


The Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

Notwithstanding the forgoing, the Reporting Persons may at any time elect to convert or exercise various convertible or exercisable securities which they now hold of the Issuer, which could result in the issuance of additional shares of Common Stock of the Issuer and a material change in the present capitalization of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C and Mr. Egan, as set forth in Item 3 and (ii) 49,369,793 shares of Common Stock outstanding as of October 27, 2003.

                  Amount beneficially owned:

                  11,944,313 with respect to DBI
                  33,333,316 with respect to E&C
                  62,011,251 with respect to Mr. Egan

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 8 OF 10
--------------------------------------------------------------------------------


                  Percent of class:

                           21.5% with respect to DBI
                           40.3% with respect to E&C
                           58.9% with respect to Mr. Egan

                  Number of shares as to which the person has:

                            sole power to vote or to direct the vote:

                                    -0- with respect to DBI
                                    -0- with respect to E&C
                                    4,382,724 with respect to Mr. Egan

                           shared power to vote or to direct the vote:

                                    11,944,313 with respect to DBI
                                    33,333,316 with respect to E&C
                                    57,628,527 with respect to Mr. Egan

                           sole power to dispose or to direct the
                           disposition of:

                                    -0- with respect to DBI
                                    -0- with respect to E&C
                                    4,382,724 with respect to Mr. Egan

                           shared power to dispose or to direct the disposition of:

                                    11,944,313 with respect to DBI
                                    33,333,316 with respect to E&C
                                    57,628,527 with respect to Mr. Egan

(c) On February 2, 2004, Mr. Egan and his spouse entered into a Note Purchase Agreement with the Issuer pursuant to which they acquired a convertible promissory note (the "Convertible Note") in the aggregate principal amount of $2,000,000. The Convertible Note is convertible at anytime into shares of the Issuer's common stock at an initial rate of $.98 per share), which if fully converted, would result in the issuance of approximately 2,040,816 shares. The Convertible Note is due on demand. In addition, Mr. Egan and his spouse were issued a warrant to acquire an aggregate of 204,082 shares of theglobe.com common stock at an exercise price of $1.22 per share. The warrant is exercisable at any time on or before February 2, 2009. Mr. Egan is entitled to certain demand and piggy-back registration rights in connection with its investment. On July 2, 2003, Mr. Egan disposed of an aggregate of 167,000 shares by gift.

(d) None

(e) Not applicable

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                                PAGE 9 OF 10
--------------------------------------------------------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Other than as set forth in items 4 and 5 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

None

                                                                   PAGE 10 OF 10
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                       /s/ Michael S. Egan
                                       ----------------------------------
                                       Michael S. Egan


                                       Dancing Bear Investments, Inc.


                                       By: /s/ Michael S. Egan
                                          -------------------------------
                                               Michael S. Egan
                                       Title:  President
                                             ----------------------------


                                       E & C Capital Partners, LLLP

                                       By:  E & C Capital Ventures, Inc.


                                       By:/s/ Edward A. Cespedes
                                          -------------------------------
                                       Print Name: Edward A. Cespedes
                                                  -----------------------
                                       Title: Managing Member
                                             ----------------------------